Exhibit 99.2

XL Financial Assurance Ltd.
(Incorporated in Bermuda)

Financial Statements
For the years ended December 31, 2004, 2003 and 2002
(expressed in U.S. dollars)

March 11, 2005

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
XL Financial Assurance Ltd.

In our opinion, the accompanying balance sheets and the related statements of income and comprehensive income, changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of XL Financial Assurance Ltd. at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years ended December 31, 2004, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Chartered Accountants

XL Financial Assurance Ltd.
Balance Sheets
As at December 31, 2004 and 2003

(U.S. dollars in thousands, except share amounts)

	2004	2003

Assets:
Investments:
Fixed maturities, at fair value
(amortized cost: 2004 - $794,190; 2003 - $542,600)	$792,723	$543,748
Short-term investments, at fair value
(amortized cost: 2004 - $88,227; 2003 - $40,286)	87,875	40,312

Total investments available for sale	880,598	584,060

Cash and cash equivalents	$13,210	26,346
Accrued investment income	6,764	7,420
Deferred acquisition costs	83,868	51,477
Prepaid reinsurance premiums	52,486	98,048
Reinsurance balances receivable	40,859	33,446
Unpaid losses and loss expenses recoverable	55,441	7,745
Amounts due from parent and affiliates	32,708	23,638
Derivative assets	7,378	4,826
Other assets	138	52

Total assets	$1,173,450	$837,058

Liabilities, redeemable preferred shares and shareholders’ equity
Liabilities:
Unpaid losses and loss expenses	$99,133	$35,899
Deferred premium revenue	437,654	348,719
Reinsurance balances payable	4,022	6,275
Net payable for investments purchased	7	13
Accounts payable and accrued liabilities	2,738	1,249
Amounts due to parent and affiliates	11,482	5,296
Derivative liabilities	1,669	7,018
Dividend payable on preferred shares	1,950	1,950

Total liabilities	$558,655	$406,419

Redeemable preferred shares:
Series A Redeemable preferred shares (par value of $120 per share;
10,000 shares authorized; 363 issued and outstanding as at
December 31, 2004 and 2003, respectively)	$44	$44
Additional paid-in capital	38,956	38,956

Total redeemable preferred shares	39,000	39,000

Shareholders’ equity:
Common shares (par value of $120 per share;
10,000 shares authorized; 2,449 and 2,057 issued and outstanding as at
December 31, 2004 and 2003, respectively)	294	247
Additional paid-in capital	345,606	220,653
Accumulated other comprehensive income (loss)	(1,819)	1,174
Retained earnings	231,714	169,565

Total shareholders’ equity	$575,795	$391,639

Total liabilities, redeemable preferred shares and shareholders’ equity	$1,173,450	$837,058

See accompanying Notes to Financial Statements

XL Financial Assurance Ltd.
Statements of Income and Comprehensive Income
For the years ended December 31, 2004, 2003 and 2002

(U.S. dollars in thousands)

	2004	2003	2002

Revenues:
Net premiums earned	$83,908	$77,582	$40,811
Net investment income	24,866	16,885	20,163
Net realized gains on investments	474	1,246	8,569
Net realized and unrealized gains on derivative instruments	27,495	35,059	22,865

Total revenues	$136,743	$130,772	$92,408

Expenses:
Losses and loss expenses	$17,055	$17,770	$4,353
Acquisition costs	32,968	29,727	12,188
Operating expenses	10,468	7,114	6,375

Total expenses	$60,491	$54,611	$22,916

Net income	$76,252	$76,161	$69,492

Comprehensive Income:
Net income	$76,252	$76,161	$69,492

Unrealized (depreciation) appreciation of investments	(2,519)	(3,675)	12,666
Less: reclassification for gains realized in income	474	1,246	8,569

Other comprehensive (loss) income	$(2,993)	$(4,921)	$4,097

Comprehensive income	$73,259	$71,240	$73,589

See accompanying Notes to Financial Statements

XL Financial Assurance Ltd.
Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2004, 2003 and 2002

(U.S. dollars in thousands, except share amounts)

	2004	2003	2002

Common Shares – Number issued
Number of shares, beginning of year	2,057	2,057	2,057
Issuance of common shares	392	-	-

Number of shares, end of year	2,449	2,057	2,057

Common Shares – Issued at par
Balance - beginning of year	$247	$247	$247
Issuance of common shares	47	-	-

Balance - end of year	$294	$247	$247

Additional Paid-in Capital
Balance - beginning of year	$220,653	$220,653	$220,653
Issuance of common shares	124,953	-	-

Balance - end of year	$345,606	$220,653	$220,653

Accumulated Other Comprehensive Income (Loss)
Balance - beginning of year	$1,174	$6,095	$1,998
Other comprehensive income (loss)	(2,993)	(4,921)	4,097

Balance - end of year	$(1,819)	$1,174	$6,095

Retained Earnings
Balance - beginning of year	$169,565	$100,046	$37,237
Net income	76,252	76,161	69,492
Dividends on Series A preferred shares	(14,103)	(6,642)	(6,683)

Balance – end of year	$231,714	$169,565	$100,046

Total Shareholders’ Equity	$575,795	$391,639	$327,041

See accompanying Notes to Financial Statements

XL Financial Assurance Ltd.
Statement of Cash Flows
For the years ended December 31, 2004, 2003 and 2002

(U.S. dollars in thousands)

	2004	2003	2002

Cash flows provided by operating activities:
Net income for the year	$76,252	$76,161	$69,492
Adjustments to reconcile net income to net cash provided by operating activities:
Net realized gains on investments	(474)	(1,246)	(960)
Amortization of premium (discount) on fixed maturities	4,525	1,429	(1,108)
Net realized gains on investment derivatives	(19)	(2,304)	(7,609)
Net realized and unrealized gains on credit derivatives excluding
cash received and paid	(7,901)	(14,076)	(6,875)
Accrued investment income	656	(5,494)	1,162
Unpaid losses and loss expenses	63,234	21,835	7,472
Deferred premium revenue	88,935	160,255	104,708
Unpaid losses & loss expenses recoverable	(47,696)	(4,067)	(3,119)
Deferred acquisition costs	(32,391)	(32,153)	(4,140)
Amounts due from parent and affiliates	(9,070)	(7,281)	(11,768)
Accounts payable and accrued liabilities	1,489	110	(629)
Amount due to parent and affiliates	6,186	2,708	(478)
Prepaid reinsurance premiums	45,562	(26,919)	(60,163)
Reinsurance balances receivable	(7,413)	(12,380)	1,105
Reinsurance balances payable	(2,253)	(17,422)	18,834
Other assets	(86)	27	8

Total adjustments	103,284	63,022	36,440

Net cash provided by operating activities	179,536	139,183	105,932

Cash flows used in investing activities:
Proceeds from sale of fixed maturities and short-term investments	2,499,678	491,116	2,154,874
Proceeds from redemption of fixed maturities and short-term
investments	543,150	4,526,126	366,527
Purchase of fixed maturities and short-term investments	(3,222,273)	(5,248,510)	(2,545,838)

Net cash used in investing activities	(179,445)	(231,268)	(24,437)

Cash flows used in financing activities:
Issuance of common shares	876	-	-
Dividends paid on Series A preferred shares	(14,103)	(6,642)	(6,665)

Net cash used in financing activities	(13,227)	(6,642)	(6,665)

Increase (decrease) in Cash and Cash Equivalents	(13,136)	(98,727)	74,830

Cash and Cash Equivalents – Beginning of year	26,346	125,073	50,243

Cash and Cash Equivalents – End of year	$13,210	$26,346	$125,073

See accompanying Notes to Financial Statements

XL Financial Assurance Ltd.
Notes to Financial Statements
For the years ended December 31, 2004, 2003 and 2002

(U.S. dollars in thousands, except per share amounts)

1. Organization and Business

XL Financial Assurance Ltd. (the “Company”) was incorporated with limited liability under the Bermuda Companies Act 1981 on October 14, 1998 and is registered as a Class 3 insurer under The Insurance Act 1978, amendments thereto and related regulations (“The Act”). At December 31, 2004, the Company was approximately 87% owned by XL Insurance (Bermuda) Ltd (a wholly-owned subsidiary of XL Capital Ltd); 5% by Financial Security Assurance Inc. (a wholly-owned subsidiary of Financial Security Assurance Holdings Ltd.) and 8% by Financial Security Assurance International Ltd. (owned 20% by XL Insurance (Bermuda) Ltd and 80% by Financial Security Assurance Inc.). At December 31, 2003, the Company was approximately 85% owned by XL Insurance (Bermuda) Ltd; 6% by Financial Security Assurance Inc. and 9% by Financial Security Assurance International Ltd. The Company is an integral part of a joint venture agreement between XL Capital Ltd and Financial Security Assurance Holdings Ltd.

The Company is primarily engaged in the business of providing reinsurance of financial guaranties on asset-backed and municipal obligations underwritten by XL Insurance (Bermuda) Ltd, Financial Security Assurance Inc. and XL Capital Assurance Inc. (a wholly-owned subsidiary of XL Capital Ltd) and other monoline and multiline insurance companies. This may be in the form of traditional financial guaranty insurance or via a credit derivatives execution. The Company’s underwriting policy is to provide reinsurance of asset-backed and municipal obligations that would be of a lower investment-grade quality without the benefit of the Company’s reinsurance. The asset-backed obligations reinsured by the Company are generally issued in structured transactions and are backed by pools of assets such as residential mortgage loans, consumer or trade receivables, securities or other assets having ascertainable cash flows or market value. The municipal obligations reinsured by the Company consist primarily of general obligation bonds that are supported by the issuers' taxing power and of special revenue bonds and other special obligations of states and local governments that are supported by the issuers’ ability to impose and collect fees and charges for public services or specific projects. The Company's reinsurance guarantees payments when due of scheduled payments on an insured obligation. In the case of a payment default on an insured obligation, the Company is generally required to pay the principal, interest or other such amounts due in accordance with the obligations’ original payment schedule or, at its option, to pay such amounts on an accelerated basis. The Company conducts surveillance on its exposures to try and ensure early identification of any loss events. In addition, in the normal course of business, the Company seeks to reduce the loss that may arise from such events by reinsuring certain levels of risks in various areas of exposure with other insurance enterprises or reinsurers.

On October 6, 1999, the Company entered into a Facultative Quota Share Reinsurance Treaty (“Treaty”) with XL Capital Assurance Inc. (“XLCA”). The Treaty was amended and restated on June 22, 2001 and May 1, 2004. Under the terms of this Treaty, the Company agrees to reinsure up to 90% of XLCA’s compliant risks. The Company is subject to ceding commissions of up to 30% on business assumed under the terms of this Treaty.

On October 3, 2001, the Company entered into an excess of loss reinsurance agreement with XL Insurance (Bermuda) Ltd, which indemnifies the Company up to an aggregate limit of liability of $500 million in excess of defined obligor losses.

2. Significant Accounting Policies

Basis of Preparation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the

(2)

XL Financial Assurance Ltd.
Notes to Financial Statements
For the years ended December 31, 2004, 2003 and 2002

(U.S. dollars in thousands, except per share amounts)

reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

Premiums and Acquisition Costs

Up-front premiums written and assumed are earned on a pro-rata basis over the period the coverage is provided. Installment premiums are recorded as written when reported and earned over the related installment period, which is generally one year or less.

Deferred premium revenue represents the portion of reinsurance premiums written which is applicable to the unexpired terms of policies in force. When a policy is retired or defeased prior to the end of the expected period of coverage, the remaining deferred premium, less any amount credited to a refunding issue reinsured by the Company, is recognized in income at that time.

Certain costs incurred, relating to and varying with the production of new business, have been deferred. These costs include ceding commissions paid to the reinsured. The Company considers the present value of future premiums under installment contracts written when determining the recoverability of deferred acquisition costs. The deferred acquisition costs are amortized over periods in which the related premiums are earned, except for acquisition costs incurred from business assumed from XL Capital Assurance Inc., which are amortized over the weighted average periods that the related premiums are earned. If an insured issue is retired or defeased prior to the end of the expected period of coverage; the remaining deferred acquisition costs with respect to such issue is recognized at such time.

Reinsurance

In the normal course of business, the Company utilizes reinsurance agreements principally to increase aggregate capacity, manage its risk guidelines and to reduce the risk of loss on business assumed. Reinsurance premiums ceded are expensed and commissions recorded thereon are earned on a pro-rata basis over the period the reinsurance coverage is provided. Prepaid reinsurance premiums represent the portion of premiums ceded that is applicable to the unexpired term of policies in force. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. A provision is made for any estimated unrecoverable reinsurance.

Investments

All of the Company’s investments in fixed maturity securities are considered available for sale and are carried at fair value. The fair value of the investments is based on quoted market values received from nationally recognized pricing services or dealer quotes. Any resulting unrealized gains or losses are reflected in other comprehensive income. Any unrealized depreciation in value considered by management to be other than temporary is charged to income in the period that it is determined.

The company reviews the fair value of its investment portfolio to identify declines in fair value that are other than temporary. This review involves consideration of several factors including (i) the time period during which there has been a significant decline in value, (ii) an analysis of the liquidity, business prospects and overall financial condition of the issuer, (iii) the significance of the decline, (iv) an analysis of the collateral structure and other credit support,

(3)

XL Financial Assurance Ltd.
Notes to Financial Statements
For the years ended December 31, 2004, 2003 and 2002

(U.S. dollars in thousands, except per share amounts)

as applicable, of the securities in question and (v) the Company’s intent and ability to hold the investment for a sufficient period of time for the value to recover. Where the Company’s analysis of the above factors results in the Company’s conclusion that declines in fair values are other than temporary, the cost of the security is written down to fair value and the previously unrealized loss is therefore realized in the period such determination is made. With respect to securities where the decline in value is determined to be temporary and the security’s value is not written down, a subsequent decision may be made to sell that security and realize a loss. Subsequent decisions on security sales are made within the context of overall risk monitoring, changing information, market conditions generally and assessing value relative to other comparable securities.

Bond discounts and premiums are amortized on the effective yield method over the remaining terms of securities acquired. For mortgage-backed securities, and any other holdings for which prepayment risk may be significant, assumptions regarding prepayments are evaluated periodically and revised as necessary. Any adjustments required due to the resulting change in effective yields are recognized in current income.

Short-term investments comprise securities with remaining maturities equal to or greater than ninety days but less than one year. All investment transactions are recorded on a trade date basis. Realized gains and losses on sales of investments are determined on the basis of specific identification. Investment income is recognized when earned and includes interest together with the amortization of premium and discount on fixed maturities and short-term investments.

Losses and Loss Expenses

Reserves for losses and loss adjustment expenses include case basis reserves and unallocated loss reserves. Case specific reserves for unpaid loss and loss expenses are recorded, as advised, by the primary insurers. The primary insurers establish case reserves for individual distressed credits when, in their management’s opinion, the future loss is deemed probable and estimable at the balance sheet date. There is usually a single reporting period lag between primary and reinsurer as it relates to the timing of any such case specific reserves.

In addition to case basis reserves, the Company maintains an unallocated loss reserve for expected levels of losses associated with currently insured issues, which is estimated by management based upon an actuarial reserving analysis. The actuarial methodology applied by the Company is in accordance with Actuarial Standards of Practice No. 36, Determination of Reasonable Provision. This methodology was adopted by the Company in 2002. The methodology applied is based on the selection of an initial expected loss ratio, as well as an expected loss emergence pattern. In accordance with the Company’s accounting policy, the initial expected loss ratio is applied to earned premium each quarter and the expected loss emergence pattern is analyzed on an annual basis as part of the Company’s review of the overall adequacy of the unallocated loss reserve recorded in the Company's balance sheet.

The Company’s selection of an initial expected loss ratio and loss emergence pattern considered the characteristics of the Company’s own book of business as well its actual loss experience and that of the industry. On an annual basis, the Company compares its selected initial expected loss ratio to its actual loss experience, as well as to industry loss experience, and will adjust it as considered necessary, to ensure such initial expected loss ratio continues to be appropriate for the risks in its in force business. In addition, the expected loss emergence pattern will be adjusted or realigned on an annual basis, as considered necessary, to better correlate with the underlying changes in the Company’s in force business (e.g. changes in the average life of in-force business resulting from changes in the mix of business and risk expiration). The Company’s unallocated reserve is available to be applied to new case basis reserves that may be established for claims on current outstanding insured principal and interest in the future.

The Company has become aware of the SEC's recent review of the loss reserving practices of certain financial guarantee companies. The Company recognizes that there is diversity in practice among financial guarantee insurers and reinsurers with respect to their accounting policies for loss reserves. Current accounting literature, specifically

(4)

XL Financial Assurance Ltd.
Notes to Financial Statements
For the years ended December 31, 2004, 2003 and 2002

(U.S. dollars in thousands, except per share amounts)

FASB Statement of Financial Accounting Standards No. 60 "Accounting and Reporting by Insurance Enterprises" ("FAS 60) and FASB Statement of Financial Accounting Standards No. 97 "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("FAS 97"), do not specifically address the unique characteristics of financial guarantee insurance contracts. Consequently, the accounting principles applied by the industry, as well as the Company, have evolved over time and incorporate the concepts of both short-duration and long-duration contracts accounting under the provisions of FAS 60 and FAS 97, as well as other accounting literature, such as FASB No. 5 “Accounting for Contingencies” and Emerging Issues Task Force (“EITF”) Issue No. 85-20 “Recognition of Fees for Guaranteeing a Loan”. It is our understanding that the SEC has requested that the FASB review this matter and provide guidance for the accounting of financial guarantee insurance contracts. The Company will continue its loss reserving methodology as noted above until further guidance is provided by the SEC or FASB.

Cash and Cash Equivalents

Cash equivalents include fixed interest deposits with a maturity of under 90 days when purchased.

Fair Value of Financial Instruments

Fair values of certain assets and liabilities are based on published market values, if available, or estimates of fair value of similar issues. Fair values are reported in notes 3 and 17.

Derivative Instruments

Credit derivatives are recorded at fair value which is determined using models developed by the Company and is dependent upon a number of factors including changes in interest rates, future default rates, credit spreads, changes in credit quality, future expected recovery rates and other market factors. The change resulting from movements in credit quality and spreads is unrealized as the credit derivatives are not traded to realize this value. Other elements of the change in fair value are based upon pricing established at the inception of the contract and are included in net realized and unrealized gains and losses on derivative instruments as shown in the statement of income.

Recent Accounting Pronouncements

In November, 2004, the FASB issued EITF 04-7, “Determining Whether an Interest Is a Potential Variable Interest in a Variable Interest Entity”. This issue provides guidance for determining the types of variability in a variable interest entity (VIE) that need to be considered to determine whether an interest is a variable interest for the purpose of evaluating consolidation of a VIE. The issue was discussed in September and November and further discussion is anticipated at a future EITF meeting. The Company has reviewed its investments in VIEs and the adoption of EITF 04-7 is not expected to have a material effect on the Company’s financial condition or results of operations.

3. Investments

Net investment income is derived from the following sources:

	2004	2003	2002

Fixed maturities, short-term investments and cash and cash
equivalents	$26,056	$17,446	$20,546
Investment expenses	(1,190)	(561)	(383)

Net investment income	$24,866	$16,885	$20,163

(5)

XL Financial Assurance Ltd.
Notes to Financial Statements
For the years ended December 31, 2004, 2003 and 2002

(U.S. dollars in thousands, except per share amounts)

Investment expenses include $397 in expenses from an affiliate for investment management fees during the year ended December 31, 2004. Proceeds from sales of fixed maturity securities and short-term investments during the years ended December 31, 2004, 2003 and 2002 were $2,499,678, $491,116 and $2,154,874, respectively. Gross gains of $8,126, $39,884 and $44,088 and gross losses of $7,659, $36,334 and $35,519 were realized on these sales for the years ended December 31, 2004, 2003 and 2002, respectively. The amortized cost, market value and related unrealized gains (losses) of investments are as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Market
December 31, 2004	Cost	Gains	Losses	Value

Fixed maturities:
U.S. Government and Government agencies	$270,656	$745	$(684)	$270,717
Corporate bonds	218,928	2,512	(1,659)	219,781
Mortgage-backed securities	294,872	954	(3,393)	292,433
Non-U.S. Sovereign Government bonds	9,734	126	(68)	9,792

Total fixed maturities	$794,190	$4,337	$(5,804)	$792,723

Short-term investments:

Total short-term investments	$88,227	$26	$(378)	$87,875

		Gross	Gross
	Amortized	Unrealized	Unrealized	Market
December 31, 2003	Cost	Gains	Losses	Value

Fixed maturities:
U.S. Government and Government agencies	$245,425	$-	$(111)	$245,314
Corporate bonds	168,142	2,575	(3,081)	167,636
Mortgage-backed securities	96,123	1,658	(144)	97,637
Non-U.S. Sovereign Government bonds	32,910	251	-	33,161

Total fixed maturities	$542,600	$4,484	$(3,336)	$543,748

Short-term investments:

Total short-term investments	$40,286	$26	$-	$40,312

(6)

XL Financial Assurance Ltd.
Notes to Financial Statements
For the years ended December 31, 2004, 2003 and 2002

(U.S. dollars in thousands, except per share amounts)

The following table shows our investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss position, at December 31, 2004:

	Less than 12 months		More than 12 months		Total
	Market	Unrealized	Market	Unrealized	Market	Unrealized
December 31, 2004	Value	Losses	Value	Losses	Value	Losses

U.S. Government and Government agencies	$201,888	$(684)	$-	$-	$201,888	$(684)
Corporate bonds	120,553	(1,659)	-	-	120,553	(1,659)
Mortgage-backed securities	234,868	(3,393)	-	-	234,868	(3,393)
Non-U.S. Sovereign Government bonds	6,747	(68)	-	-	6,747	(68)

Total fixed maturities	$564,056	$(5,804)	$-	$-	$564,056	$(5,804)

As of December 31, 2004, there was no continuous unrealized loss position greater than twelve months or more.

The contractual maturities of fixed maturity securities are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties:

	December 31, 2004		December 31, 2003
	Amortized	Market	Amortized	Market
	Cost	Value	Cost	Value

Due after 1 year through 5 years	$300,039	$299,361	$210,157	$211,164
Due after 5 through 10 years	185,888	186,810	102,846	101,771
Due after 10 years	13,391	14,120	133,474	133,176
Mortgage-backed investments	294,872	292,432	96,123	97,637

Total fixed maturities	$794,190	$792,723	$542,600	$543,748

The credit quality of the investments at December 31, 2004 was as follows:

2004

AAA	78%
AA	8%
A	14%

4. Deferred Acquisition Costs

Acquisition costs deferred for amortization against future income and related amortization charged to expenses are as follows:

(7)

XL Financial Assurance Ltd.
Notes to Financial Statements
For the years ended December 31, 2004, 2003 and 2002

(U.S. dollars in thousands, except per share amounts)

	2004	2003

Balance, beginning of year	$51,477	$19,324
Costs deferred during the year:
Assumed commission expense	46,764	54,618
Ceding commission income	(3,825)	(9,686)

Total	$42,939	$44,932
Costs amortized during the year	(10,548)	(12,779)

Balance end of year	$83,868	$51,477

5. Unpaid Losses and Loss Expenses

The Company's liability for losses and loss expenses consists primarily of an unallocated loss reserve. Activity in the liability for losses and loss expenses was as follows:

	2004	2003	2002

Unpaid losses and loss expenses at beginning of year	$35,899	$14,064	$6,592
Unpaid losses and loss expenses recoverable	(7,745)	(3,678)	(559)

Net unpaid losses and loss expenses at beginning of year	28,154	10,386	6,033
Losses and loss expenses in respect of losses occurring in:
Current year	27,707	23,147	7,917
Prior year	(10,652)	(5,377)	(3,564)

Total net incurred losses and loss expenses	17,055	17,770	4,353

Loss and loss expenses paid during the year	(1,517)	-	-

Net unpaid losses and loss expenses at end of year	43,692	28,154	10,386
Unpaid losses and loss expenses recoverable	55,441	7,745	3,678

Unpaid losses and loss expenses at end of year	$99,133	$35,899	$14,064

During the year ended December 31, 2004, the Company recorded a provision for losses of approximately $42.1 million representing the present value of losses expected to be incurred in the future with respect to an insured project financing. As this loss represented a full limit loss to the subordinated tranche of the insured transaction, the remaining unearned premium pertaining to such tranche, which aggregated approximately $23.3 million, was fully earned resulting in an impact on the Company’s results of operations, before reinsurance, of approximately $18.8 million. The portion of the insured exposure to which this loss relates was fully reinsured on a first loss basis by an affiliate of the Company and, accordingly, there was no net impact on the Company’s results of operations from this loss provision. The total remaining par insured by the Company in connection with this transaction aggregated approximately $215 million ($137.3 million net of reinsurance to affiliates) at December 31, 2004, and amortizes over many years into the future. The estimate of loss was necessarily based on assumptions and estimates extending

(8)

XL Financial Assurance Ltd.
Notes to Financial Statements
For the years ended December 31, 2004, 2003 and 2002

(U.S. dollars in thousands, except per share amounts)

over many years into the future. There is currently no payment default with respect to this transaction. Management continues to monitor the exposure and will revise its loss estimate as necessary, as information becomes available. Pursuant to the assumptions upon which the estimate was based, under its existing reinsurance arrangements, approximately 52.8% of any additional loss provision in excess of the amount currently provided will be retained by the Company.

The Company commenced writing financial guaranty business in 1998 and had relied entirely upon industry data to establish reserves until the end of 2001. Beginning in 2002 the Company developed an initial expected loss ratio as well as an expected loss emergence pattern based on the characteristics of the Company’s own book of business as well its actual loss experience and that of the industry. On an annual basis a comparison is made with actual Company loss experience as well as with industry loss experience to ensure the initial expected loss ratio continues to be appropriate for the portfolio of risks covered. In cases where the initial expected loss ratio appears to be misaligned with the reported losses or the industry loss experience, the accretion rate is adjusted for consistency. The current year assessment has not identified that the initial expected loss ratio need be adjusted. In addition, the emergence pattern is realigned to better track with the underlying changes in the book of business on an annual basis. Since the actual accrual to date has been in excess of the expected loss emergence pattern, there has been a decrease in the estimate of reserves for prior years in order to bring the reserves in line with the actuarial expectation.

6. Premiums and Reinsurance

The Company utilizes reinsurance agreements principally to increase aggregate capacity, manage its risk guidelines and to reduce the risk of loss on business assumed. The Company’s reinsurance agreements provide for recovery of a portion of losses and loss expenses from reinsurers and reinsurance recoverables are recorded as assets. The Company is liable if the reinsurers are unable to satisfy their obligations under the agreements.

The effect of reinsurance activity on premiums written and earned is shown below:

	2004	2003	2002

Reinsurance premiums assumed	$224,991	$261,514	$154,894
Direct premiums written	3,134	3,328	3,645
Reinsurance premiums ceded	(9,720)	(53,924)	(73,183)

Net premiums assumed	218,405	210,918	85,356
Change in deferred premiums and prepaid reinsurance premiums	(134,497)	(133,336)	(44,545)

Net reinsurance premiums earned	$83,908	$77,582	$40,811

Net reinsurance premiums earned includes releases of deferred premium for policies which have been retired early. The amounts recognized in 2004, 2003 and 2002 were $1,015; $7,864 and $1,942 respectively.

The Company assumes and cedes business to and from affiliated monoline and multiline insurance companies; XL Capital Assurance Inc. (“XLCA”), XL Insurance (Bermuda) Ltd (“XLI”) and Financial Security Assurance Inc. (“FSA”). The amounts related to income, expenses, assets and liabilities with respects to this assumed and ceded business as of December 31, 2004 and 2003 are as follows:

(9)

XL Financial Assurance Ltd.
Notes to Financial Statements
For the years ended December 31, 2004, 2003 and 2002

(U.S. dollars in thousands, except per share amounts)

2004
	XLCA	XLI	FSA	TOTAL

Assumed and ceded transactions:
Assumed premiums	$186,615	$1,263	$32,131	$220,009
Reinsurance premiums ceded	-	4,130	-	4,130
Change in deferred premium	(76,654)	1,186	(14,408)	(89,876)
Change in prepaid reinsurance premiums	-	(56,300)	-	(56,300)
Loss and loss expenses recoverable	-	48,662	-	48,662
Loss and loss expenses incurred	(55,588)	(536)	(5,545)	(61,669)
Assumed commission expenses	(34,257)	(381)	(4,470)	(39,108)
Ceding commission income	-	8,672	-	8,672

	XLCA	XLI	FSA	TOTAL

Assumed and ceded balances:
Deferred acquisition costs	89,999	797	15,482	106,278
Reinsurance balances receivable	25,579	14,266	639	40,484
Unpaid loss and loss expenses recoverable	-	56,213	-	56,213
Deferred premiums	(357,757)	(3,848)	(62,010)	(423,615)
Deferred ceding commission income	-	(17,477)	-	(17,477)
Unpaid loss and loss expenses	(78,831)	(1,376)	(21,293)	(101,500)
Reinsurance balances payable	-	-	-	-

2003
	XLCA	XLI	FSA	TOTAL

Assumed and ceded transactions:
Assumed premiums	$209,435	$1,729	$46,615	$257,779
Reinsurance premiums ceded	-	(48,940)	(30)	(48,970)
Change in deferred premium	(136,737)	187	(23,362)	(159,912)
Change in prepaid reinsurance premiums	-	23,314	-	23,314
Loss and loss expenses recoverable	-	3,772	8	3,780
Loss and loss expenses incurred	(11,341)	(1,092)	(9,780)	(22,213)
Assumed commission expenses	(31,064)	(424)	(5,187)	(36,675)
Ceding commission income	-	6,887	9	6,896

Assumed and ceded balances:
Deferred acquisition costs	67,511	1,005	12,416	80,932
Reinsurance balances receivable	31,445	970	667	33,082
Unpaid loss and loss expenses recoverable	-	7,204	-	7,204
Deferred premiums	(281,103)	(5,034)	(47,602)	(333,739)

(10)

XL Financial Assurance Ltd.
Notes to Financial Statements
For the years ended December 31, 2004, 2003 and 2002

(U.S. dollars in thousands, except per share amounts)

Deferred ceding commission income	-	(26,946)	-	(26,946)
Unpaid loss and loss expenses	(19,805)	(492)	(15,748)	(36,045)
Reinsurance balances payable	-	(6,244)	-	(6,244)

2002
	XLCA	XLI	FSA	TOTAL

Assumed transactions:
Assumed premiums	$140,620	$8,721	$19,922	$169,263
Reinsurance premiums ceded	-	(71,715)	(58)	(71,773)
Change in deferred premium	(103,981)	1,415	(3,722)	(106,288)
Change in prepaid reinsurance premiums	-	59,297	-	59,297
Loss and loss expenses recoverable	-	3,098	15	3,113
Loss and loss expenses incurred	(9,160)	(2,522)	(3,910)	(15,592)
Assumed commission expenses	(14,770)	(1,382)	(2,860)	(19,012)
Ceding commission income	-	3,808	18	3,826

Included in operating expenses at December 31, 2004, 2003 and 2002 was $50 for each year for consultancy services provided to the Company from Financial Security Assurance Inc. and Financial Security Assurance International Ltd.

7. Derivative Instruments

Credit derivatives issued by the Company meet the definition of a derivative under FAS 133. The Company has recorded these products at fair value, modeled on prevailing market conditions and certain other factors relating to the structure of the transaction. The Company considers credit derivatives to be financial guaranty contracts, in substance, as the Company intends to hold them to maturity. The Company determines fair value using a model which calculates the difference between the actual remaining present value of installment premiums and an estimated remaining present value of installment premiums under current market conditions. In essence, the model estimates the cost of an offsetting position to the original credit derivatives from other comparable counterparties under the current market environment. The model is dependent upon a number of factors including changes in credit spreads, changes in credit quality, foreign exchange and other market factors.

The Company’s credit derivatives portfolio generally requires the Company to meet payment obligations for referenced credits within the portfolio in the event of specific credit events after erosion or exhaustion of various first loss protection levels. These credit events are contract specific, but generally cover bankruptcy, failure to pay and repudiation. The notional exposure of the credit derivatives portfolio as of December 31, 2004 was $5.2 billion. Approximately 95% and 4% of the portfolio is rated AAA and BBB, respectively, with the remainder being split amongst AA and A. The weighted average term of the contracts in force was 5.69 years.

The net fair value adjustment for the years ended December 31, 2004, 2003 and 2002 was an unrealized gain of $7,921, $9,157 and $6,589, respectively. At December 31, 2004, 2003 and 2002, the Company had a net credit derivatives asset (liability) of $5,709, ($2,192) and ($16,268), respectively.

In December 2004, The Company entered into a put option agreement and an asset trust expense reimbursement agreement with Twin Reefs Asset Trust (the “Asset Trust”). The put option agreement provides The Company with

(11)

XL Financial Assurance Ltd.
Notes to Financial Statements
For the years ended December 31, 2004, 2003 and 2002

(U.S. dollars in thousands, except per share amounts)

the irrevocable right to require the Asset Trust at any time and from time to time to purchase the Company’s non-cumulative perpetual Series B Preferred Shares with an aggregate liquidation preference of up to $200 million. The Company is obligated to reimburse the Asset Trust for certain fees and ordinary expenses. To the extent that any Series B Preferred Shares are put to the Asset Trust and remain outstanding, a corresponding portion of such fees and ordinary expenses will be payable by the Company pursuant to the asset trust expense reimbursement agreement. The put option agreement is perpetual but would terminate on delivery of notice by the Company on or after December 10, 2009, or under certain defined circumstances, such as the failure of the Company to pay the put option premium when due or bankruptcy. The put option is recorded at fair value with changes in fair value recognized in earnings. At December 31, 2004, the fair value adjustment was a $19 charge to income. As the underlying structure is defined as a derivative, the underwriting and legal costs associated with establishing the Asset Trust have been expensed accordingly.

8. Variable Interest Entities

The Company primarily provides financial guaranty reinsurance or enters into a credit derivative on the senior interests, which would otherwise be rated investment grade. The obligations related to these transactions are often securitized through variable interest entities. The Company does not hold any equity positions or subordinated debt in these arrangements. Accordingly, the Company’s interest in these variable interest entities is not significant and therefore, not consolidated.

9. Shareholders’ Equity and Redeemable Preferred Shares

The Company was initially incorporated with an authorized share capital of $120,000 comprising 1,000 common shares of a par value $120 per share. These shares were issued to XL Insurance (Bermuda) Ltd on October 28, 1998. On November 3, 1998 the Company increased its authorized capital to $2.4 million divided into 10,000 common shares of a par value $120 per share and 10,000 Series A cumulative participating voting redeemable preferred shares (“Series A Redeemable Preferred Shares”) of par value $120 per share. Immediately thereafter, the Company issued 200 Series A Redeemable Preferred Shares to Financial Security Assurance Inc. for a consideration of $99,500 per share and issued 800 common shares to XL Insurance (Bermuda) Ltd for a consideration of $100,000 per share. Thereafter, the initial 1,000 common shares were repurchased pursuant to a share repurchase agreement at par. On February 3, 1999 the Company repurchased 50 Series A Redeemable Preferred Shares for a consideration of $98,000 per share from Financial Security Assurance Inc. Simultaneously, the Company issued an additional 50 common shares to XL Insurance (Bermuda) Ltd for a consideration of $100,000 per share, of which 98% ($4.9 million) was paid.

On December 6, 2000 the Company, pursuant to a share subscription agreement, issued an additional 213 Series A Redeemable Preferred Shares for a cash consideration of $24 million to Financial Security Assurance International Ltd. and an additional 1,207 Common Shares for a consideration of $136 million to XL Insurance (Bermuda) Ltd. The consideration in respect of the Common Shares was settled in part with fixed maturity securities with a fair market value of $132 million. The remainder was settled with cash. On December 7, 2004 the Series A preferred shareholder waived their anti-dilution rights which allowed the Company, pursuant to a share subscription agreement, to issue an additional 392 Common Shares for a consideration of $125 million to XL Insurance (Bermuda) Ltd. The consideration in respect of the Common Shares was settled in part with fixed maturity securities of $125,572 and cash of $876 and an inter-company payable was established for $1,448 and settled after year end.

(12)

XL Financial Assurance Ltd.
Notes to Financial Statements
For the years ended December 31, 2004, 2003 and 2002

(U.S. dollars in thousands, except per share amounts)

On December 7, 2004 the Company, subject to a written resolution to its Bye-Laws created a new class of preferred shares – “Series B Preferred Shares”. These shares were created in conjunction with the establishment of the Asset Trust (see note 7). The Series B Preferred Shares are non-cumulative redeemable perpetual preferred shares with a par value of $120 per share. The Series B preferred shares rank prior to the Common and Series A Redeemable Preferred Shares of the Company and have a liquidation preference of $100,000 each. In the event that the Company exercises its put option to the Asset Trust and the Series B preferred shares are issued, the holders of outstanding Series B Preferred Shares shall be entitled to receive, in preference to the holders of the Common and Redeemable Preferred Shares, cash dividends at a percentage rate per Series B Preferred Share as follows:

(i)	for any Dividend Period ending on or prior to December 10, 2009, One Month LIBOR plus 1.00 % per annum, calculated on an Actual/360 Basis; and

(ii)	for any subsequent Dividend Period, One-Month LIBOR plus 2.00% per annum, calculated on an Actual/360 Basis.

The holders of the Series B preferred shares will not be entitled to any voting rights as shareholders of the Company and their consent will not be required for taking any corporate action. The Series B Preferred Shares may be redeemed, in whole or in part, at the option of the Company at any time or from time to time for cash at a redemption price equal to the liquidation preference per share plus any accrued and unpaid dividends thereon to the date of redemption without interest on such unpaid dividends. However, the Series B Preferred Shares may not be redeemed, in whole or in part, at the option of the Company at any time prior to December 10, 2009.

The holder of the Common Shares is entitled to three votes per share and to such dividends as the Board of Directors may from time to time declare. Albeit, the Company resolved not to declare or grant dividends on its outstanding Common Shares until December 31, 2006. In the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, the Common Shareholder shall be entitled to the surplus assets of the Company remaining after distributions to the Series A Redeemable Preferred Shareholder.

The holders of the Series A Redeemable Preferred Shares are entitled to one vote per share and are entitled to receive a 5% Fixed Dividend on the amount initially paid for the Series A Redeemable Preferred Shares, plus, a participating dividend.

At any time, the Series A Redeemable Preferred Shares are redeemable by the Company in whole but not in part at its sole option at a redemption price equal to the sum of (i) the fair market value of such Series A Redeemable Preferred Shares, subject to the Cap (maximum calculated rate of return of 19%) and the Floor (minimum calculated rate of return of 8%), plus (ii) the excess, if any, of (A) a preferred percentage of the Company’s Earnings, if any, in the fiscal year in which the date of redemption occurs up to the date of the redemption, as calculated by the Company over (B) Total Dividends paid to the Series A Redeemable Preferred Shareholders in such fiscal year; provided that the sum of the accreted value of all distributions to Series A Redeemable Preferred Shareholders plus the redemption price shall not exceed 15% of the sum of the accreted value of all distributions plus the aggregate fair market value of the capital stock of the Company. At any time after the tenth anniversary of the date of the initial issue, the Series A Preferred Shares are redeemable in whole but not in part at the election of the Series A Preferred Shareholders at their sole option at a redemption price equal to fair market value provided that the sum of the accreted value of all distributions to Series A Redeemable Preferred Shareholders plus the redemption price shall not exceed 15% of the sum of the accreted value of all distributions plus the aggregate fair market value of the

(13)

XL Financial Assurance Ltd.
Notes to Financial Statements
For the years ended December 31, 2004, 2003 and 2002

(U.S. dollars in thousands, except per share amounts)

capital stock of the Company. The fair market value for redemption purposes shall be determined by mutual agreement of both Series A Preferred and Common Shareholders.

In the event of a winding-up or dissolution of the Company whether voluntary or involuntary or for the purposes of a reorganization or otherwise, or upon any distribution of capital, the Series A Redeemable Preferred Shareholders shall be entitled, to the extent of the availability of assets of the Company and in priority to the Common Shareholders, to receive an amount (the “Dissolution Amount”) equal to the sum of (i) the amount initially paid for the Series A Redeemable Preferred Shares, (ii) additional capital contributions paid by the Series A Redeemable Preferred Shareholders, (iii) any accrued and unpaid Fixed Dividends and (iv) the preferred percentage of residual Earnings of the Company, if any in the fiscal year in which winding-up or dissolution occurs, less the Total Dividends previously paid to the holders of the Series A Preferred Shares in respect of such fiscal year and (v) 13% of the cumulative undistributed residual earnings of the Company from inception of the Company through the end of the fiscal year preceding the year in which the winding-up or dissolution occurs provided that the Series A Redeemable Preferred Shareholders shall not be entitled to any further or other right of participation in the assets of the Company.

10. Dividends

During each of the years ended December 31, 2004, 2003 and 2002, fixed dividends of $1,950 were accrued on the Series A Redeemable Preferred Shares. In addition to the regular fixed 5% dividend, the Series A redeemable preferred shareholders are subject to receive a participating dividend calculated based on guidelines established in the Company’s bye-laws. The participating dividend calculation is performed and accrued in the first quarter of the subsequent fiscal year. In this regard, participating dividends of $10,053 and $4,692 were calculated for the fiscal years 2003 and 2002 and paid. During the fourth quarter of 2004, an estimate of the quarterly participating dividend in the amount of $2,100 was declared and paid prior to year end.

11. Letters of Credit

XL Capital Ltd has established a letter of credit facility with a syndicate of commercial banks. Letters of credit issued under this facility are unsecured. Letters of credit totaling $604,851 and $362,911 related to the Company were outstanding as of December 31, 2004 and 2003, respectively.

12. Taxation

Bermuda presently imposes no income tax, withholding tax or capital gains taxes and the Company is exempted until March 2016 from any such future taxes pursuant to the Bermuda Exempted Undertakings Tax Protection Act 1966, and Amended Act 1987.

13. Statutory Financial Data

Under The Act, the Company is required to prepare Statutory Financial Statements and to file a Statutory Financial Return. The Act also requires the company to meet certain minimum capital and surplus requirements. To satisfy these requirements, the Company was required to maintain a minimum level of statutory capital and surplus of $36.0 million, $31.9 million and $15.0 million as of December 31, 2004, 2003 and 2002, respectively. The following summarizes the significant differences between statutory accounting practices and generally accepted accounting principles (“GAAP”).

(14)

XL Financial Assurance Ltd.
Notes to Financial Statements
For the years ended December 31, 2004, 2003 and 2002

(U.S. dollars in thousands, except per share amounts)

	2004	2003	2002

GAAP net income	$76,252	$76,161	$69,492
Deferred acquisition costs	(25,931)	(40,372)	(22,189)
Net realized and unrealized gains on credit derivatives	(11,939)	(9,157)	(6,589)

Statutory net income	$38,382	$26,632	$40,714

GAAP shareholders’ equity and Series B
redeemable preferred shares	$614,795	$430,639	$366,041
Non-admitted assets	(122,472)	(78,621)	(29,093)

Statutory shareholders’ equity	$492,323	$352,018	$336,948

The Company is also required to maintain a minimum liquidity ratio whereby the value of its relevant assets is not less than 75% of the amount of its relevant liabilities. As of December 31, 2004, 2003 and 2002, the Company was required to maintain relevant assets of at least $352.9 million, $238.2 million and $116.0 million, respectively. At those dates relevant assets were approximately $941.4 million, $651.3 million and $503.8 million, respectively, and the minimum liquidity ratio was therefore met.

14. Retirement Plans

The Company maintains a defined contribution plan. Plan assets are invested principally in equity securities and fixed maturities.

The plan is managed externally and employees and the Company contribute a certain percentage of the employee’s gross salary into the plan each month. The Company’s contribution generally vests over 5 years. The Company’s expenses for its defined contribution plan were $243, $228 and $189 for the years ended December 31, 2004, 2003 and 2002, respectively.

15. Amounts Due To/From Parent and Affiliates

Amounts due to/from XL Insurance (Bermuda) Ltd and affiliates of the Company are interest free and have no set terms of repayment. The balances arise as a result of the Company’s operating activities.

16. Outstanding Exposure and Collateral

The Company's policies reinsure the scheduled payments of principal and interest on asset-backed and municipal obligations. The following tables have been enhanced from the prior year to reflect the insured exposures in categories based on the Company’s underwriting and surveillance structure. The principal amount reinsured (in millions) as of December 31, 2004 and 2003 and the terms to maturity are as follows:

(15)

XL Financial Assurance Ltd.
Notes to Financial Statements
For the years ended December 31, 2004, 2003 and 2002

(U.S. dollars in thousands, except per share amounts)

	Asset Backed		Structured Investment		Structured Single Risk		Public Finance
	Securities		Products
2004

Terms to	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Maturity	Par O/S	Par O/S	Par O/S	Par O/S	Par O/S	Par O/S	Par O/S	Par O/S

0 to 5 Years	$4,958	$4,775	$2,281	$2,281	$4,234	$3,507	$801	$777
5 to 10 Years	3,494	3,221	2,721	2,721	2,813	2,291	1,763	1,554
10 to 15 Years	32	32	2,654	2,654	838	650	2,996	2,511
15 to 20 Years	205	205	322	322	1,263	1,199	4,632	3,764
20 Years and	9,198	8,697	1,341	1,341	4,997	4,921	14,426	12,785
Above

Total	$17,887	$16,930	$9,319	$9,319	$14,145	$12,568	$24,618	$21,391

	Asset Backed		Structured Investment		Structured Single Risk		Public Finance
	Securities		Products
2003

Terms to	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Maturity	Par O/S	Par O/S	Par O/S	Par O/S	Par O/S	Par O/S	Par O/S	Par O/S

0 to 5 Years	$5,195	$4,454	$1,692	$1,692	$1,881	$1,421	$1,408	$1,037
5 to 10 Years	4,062	3,445	2,265	2,265	3,170	1,944	1,426	1,190
10 to 15 Years	39	39	2,731	2,731	569	501	1,852	1,402
15 to 20 Years	251	251	293	293	532	506	2,984	2,766
20 Years and	959	577	1,054	1,054	2,520	2,252	10,540	8,764
Above

Total	$10,506	$8,766	$8,035	$8,035	$8,672	$6,624	$18,210	$15,159

The Company limits its exposure to losses from writing financial guaranties by underwriting investment-grade obligations and diversifying its portfolio and maintaining rigorous collateral requirements on asset-backed obligations. The gross principal amounts of reinsured obligations in the asset-backed reinsured portfolio are backed by the following types of collateral as of December 31, 2004 and 2003 (in millions):

	2004		2003
Types of Collateral	Gross	Net	Gross	Net

Collateralized debt	$8,869	$8,869	$8,033	$8,033
Corporate assets	4,527	4,403	3,348	3,071
Consumer assets	13,759	12,926	7,158	5,695

(16)

XL Financial Assurance Ltd.
Notes to Financial Statements
For the years ended December 31, 2004, 2003 and 2002

(U.S. dollars in thousands, except per share amounts)

Pre-Insured	50	50	-	-

Total asset-backed obligations	$27,205	$26,248	$18,539	$16,799

Pre-Insured is a new category for 2004.

In its asset-backed business, the Company considers its overall geographic concentration as a factor in underwriting reinsurance covering securitizations of pools of such assets as residential mortgages or consumer receivables. In writing reinsurance for other types of asset-backed obligations, such as securities primarily backed by government or corporate debt, geographic concentration is not deemed by the Company to be significant, given other more relevant measures of diversification, such as issuer or industry.

The Company seeks to maintain a diversified portfolio of reinsured municipal obligations designed to spread its risk across a number of geographic areas. The following table sets forth, by state and territory of the United States, those states and territories in which municipalities located therein issued an aggregate of 2% or more of the Company's par amount outstanding of reinsured municipal securities as of December 31, 2004 and 2003 (in millions):

2004	Par Amount Outstanding
State/Territory	Gross	Net	% of Net

California	$5,740	$4,744	22.2%
New York	3,413	2,540	11.9%
Massachusetts	1,433	1,368	6.4%
New Jersey	1,326	958	4.5%
Alabama	1,292	962	4.5%
Texas	1,236	1,111	5.2%

Other U.S. states	9,728	9,258	43.3%
International	450	450	2.0%

Total	$24,618	$21,391	100.0%

2003	Par Amount Outstanding
State/Territory	Gross	Net	% of Net

New York	$2,854	$2,174	14.3%
California	2,651	1,880	12.4%
Massachusetts	1,356	921	6.1%
New Jersey	1,120	1,120	7.4%
Alabama	970	446	3.0%
Illinois	954	869	5.7%

Other U.S. states	7,154	6,855	45.2%
International	1,151	894	5.9%

Total	$18,210	$15,159	100.0%

(17)

XL Financial Assurance Ltd.
Notes to Financial Statements
For the years ended December 31, 2004, 2003 and 2002

(U.S. dollars in thousands, except per share amounts)

As of December 31, 2004 and 2003, the insured portfolio was diversified by type of insured obligation as shown in the following table (in millions):

	2004			2003
	Gross	Net	% of Net	Gross	Net	% of Net

Asset Backed Securities
Auto	3,592	3,420	20.2%	3,705	3,106	35.4%
Consumer Mortgage	9,658	8,997	53.1%	2,169	1,518	17.3%
Consumer Receivables				276	252	2.9%
Corporate Receivables/Leases				1,998	1,998	22.9%
Credit Card	510	510	3.0%	1,008	819	9.3%
Structured Finance - Other				1,350	1,073	12.2%
Pre-Insured	50	50	0.3%	-	-	-
EETC	312	312	1.8%	-	-	-
Equipment Lease/Loans	569	569	3.4%	-	-	-
Commercial ABS - Other	1,674	1,674	9.9%	-	-	-
Commercial Real Estate	1	1	-	-	-	-
Trade Receivables	1	1	-	-	-	-
Consumer ABS - Other	322	298	1.8%	-	-	-
Multi-Seller Conduit	298	298	1.8%	-	-	-
Fleeting Financing	900	800	4.7%	-	-	-

	17,887	16,930	100.0%	10,506	8,766	100.0%

Structured Investment Products
CDO – Bank Balance Sheet	-	-	-	1,915	1,915	23.9%
CDO – Arbitrage Cash Flow	6,802	6,802	73.04%	5,450	5,450	67.8%
CDO – Market Value	200	200	2.1%	218	218	2.7%
CDO - Repackages	-	-	-	450	450	5.6%
CDO - Synthetic	1,598	1,598	17.2%	-	-	-
CDO – Secondary Program	270	270	2.9%	-	-	-
CFO – Collateralized Fund Obligation	449	449	4.8%	-	-	-

	9,319	9,319	100.0%	8,033	8,033	100.0%

Structured Single Risk
Bank Product	941	846	6.7%	1,063	797	12.0%
Financial Insurance	1,262	1,178	9.4%	1,039	954	14.4%
Future Flow	2,082	968	7.7%	1,958	554	8.4%

(18)

XL Financial Assurance Ltd.
Notes to Financial Statements
For the years ended December 31, 2004, 2003 and 2002

(U.S. dollars in thousands, except per share amounts)

Pre-Insured	328	328	2.6%	1,035	1,036	15.7%
Project Finance	-	-	-	1,672	1,420	21.4%
Structured Investment Products – Other	-	-	-	198	198	3.0%
Structured Finance – Other	369	361	2.9%	1,707	1,665	25.1%
Transportation	1,290	1,206	9.6%	-	-	-
Utility - Public	125	125	1.0%	-	-	-
Global Infrastructure - Other	226	226	1.8%	-	-	-
Housing & Public Buildings	496	496	3.9%	-	-	-
Utility - Private	4,293	4,140	32.9%	-	-	-
GIC	2,241	2,241	17.8%	-	-	-
Power & Utility - Other	357	318	2.5%	-	-	-
Sovereign	135	135	1.1%	-	-	-

	14,145	12,568	100.0%	8,672	6,624	100.0%

Public Finance
General Obligations	10,678	8,669	40.5%	7,714	6,396	42.2%
Higher Education – Public & Private	2,016	1,951	9.1%	1,723	1,383	9.1%
Housing	1	1	-	284	284	1.9%
IOU’s	-	-	-	2,263	2,054	13.5%
Non Ad Valorem	2,522	2,054	9.6%	662	662	4.4%
Special Revenue	-	-	-	324	162	1.1%
Transportation	3,097	3,072	14.4%	1,797	1,712	11.3%
Utilities	5,168	4,577	21.4%	3,443	2,506	16.5%
Pre-Insured	806	806	3.8%	-	-	-
Revenue Secured - Other	330	261	1.2%	-	-	-

	24,618	21,391	100.0%	18,210	15,159	100.0%

Total	65,969	60,208		45,421	38,582

Gross financial guaranties in force (principle and interest), was $96,516 and $66,516 as of December 31, 2004 and 2003, respectively. Net financial guaranties in force (after giving effect to reinsurance), was $87,490 and $56,252 as of December 31, 2004 and 2003, respectively.

17. Disclosures about Fair Value of Financial Instruments

For financial instruments other than derivative instruments (see note 7), estimated fair values have been determined by the Company, using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret the data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amount the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the following estimated fair value amounts.

Fixed-maturity investments

(19)

XL Financial Assurance Ltd.
Notes to Financial Statements
For the years ended December 31, 2004, 2003 and 2002

(U.S. dollars in thousands, except per share amounts)

The carrying amount represents fair value, which is based primarily on quoted market prices received from a nationally recognized pricing service or dealer quotes.

Short-term investments

The carrying amount represents fair value, which approximates cost due to the short maturity of these instruments.

Cash and cash equivalents

The carrying amount is a reasonable estimate of approximate fair value because of the short maturity term of these instruments.

Deferred premium revenue

The carrying amount of deferred premium revenue represents the Company's future premium revenue on policies where the premium was received at the inception of the reinsurance contract. The fair value of deferred premium revenue is an estimate of the premiums that would be paid under a reinsurance agreement with a third party to transfer the remaining term of the Company's financial guaranty risk, net of that portion of the premiums retained by the Company to compensate it for originating and servicing the reinsurance contract.

Installment premiums

Consistent with industry practice, there is no carrying amount for future installment premiums since the Company will receive premiums on an installment basis over the term of the reinsurance contract. Similar to deferred premium revenue, the fair value of installment premiums is the estimated present value of the future contractual premium revenues that would be paid under a reinsurance agreement with a third party to transfer the remaining term of the Company's financial guaranty risk, net of that portion of the premium retained by the Company to compensate it for originating and servicing the reinsurance contract. The fair value is derived by calculating the present value of the estimated future cash flow stream (net premium and ceding commissions) discounted at 3.61% . and 7% as of December 31, 2004 and 2003 respectively. The Company has determined that the costs for originating and servicing the contract would be immaterial and that the carrying value and the estimated fair value would be approximately the same. At December 31, 2004 and 2003, the fair value of such installment premiums was approximately $212.1 million and $211.7 million, respectively.

Unpaid losses and loss expenses

The carrying amount is fair value, which is the present value of the expected cash flows for specifically identified claims and potential losses in the Company's reinsured portfolio.

	2004		2003

	Carrying	Estimated	Carrying	Estimated
	Value	Fair Value	Value	Fair Value

Assets

Fixed maturities	$792,723	$792,723	$543,748	$543,748
Short-term investments	87,875	87,875	40,312	40,312
Cash and cash equivalents	13,210	13,210	26,346	26,346
Reinsurance balances receivable	40,859	40,859	33,446	33,446

(20)

XL Financial Assurance Ltd.
Notes to Financial Statements
For the years ended December 31, 2004, 2003 and 2002

(U.S. dollars in thousands, except per share amounts)

Liabilities
Deferred premium revenue	437,654	437,654	348,719	348,719
Unpaid losses and loss expenses	99,133	99,133	35,899	35,899
Reinsurance balances payable	4,022	4,022	6,275	6,275

Off balance sheet instruments

Installment premiums	-	212,056	-	211,661

18. Unaudited Quarterly Financial Information

The following is a summary of the unaudited quarterly financial data for 2004 and 2003.

	First	Second	Third	Fourth	Full
2004	Quarter	Quarter	Quarter	Quarter	Year

Gross premiums written	$47,067	$60,430	$51,690	$68,938	$228,125
Net premiums written	40,069	53,377	41,925	83,035	218,406
Net premiums earned	19,680	19,978	17,790	26,460	83,908
Net investment income	5,140	5,737	6,225	7,764	24,866
Loss and loss expenses	1,291	4,910	7,013	3,841	17,055
Net income	31,067	16,183	7,911	21,091	76,252

	First	Second	Third	Fourth	Full
2003	Quarter	Quarter	Quarter	Quarter	Year

Gross premiums written	$38,793	$88,756	$78,863	$58,430	$264,842
Net premiums written	30,495	69,676	66,421	44,326	210,918
Net premiums earned	13,188	18,924	19,964	25,506	77,582
Net investment income	4,070	3,404	3,904	5,507	16,885
Loss and loss expenses	5,861	5,015	2,031	4,863	17,770
Net income	13,802	21,518	17,253	23,588	76,161

(21)